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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                            [GUANGSHEN RAILWAY LOGO]
 (a joint stock limited company Incorporated in the People's Republic of China)

                                  ANNOUNCEMENT

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This announcement is made pursuant to paragraph 2 of the Listing Agreement.

The board of directors of Guangshen Railway Company Limited hereby announces the impact on the company as may result from the outbreak of Severe Acute Respiratory Syndrome.

The board will closely monitor the development of Severe Acute Respiratory Syndrome and its impact on the operation and financial position of the company, and will ensure that further announcement as required under the Listing Rules be made at appropriate times.

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This announcement is made pursuant to paragraph 2 of the Listing Agreement.

In view of the outbreak of Severe Acute Respiratory Syndrome ("SARS") in some provinces in the People's Republic of China and Hong Kong, Guangshen Railway Company Limited (the "Company") has noted a significant decrease in the number of passengers, as compared with that of the same period of last year. Based on currently available information of the Company, the total number of passengers of the Company for April 2003 decreased by approximately 28.7% when compared with that of April 2002; while the total number of passengers of the Company for the period between January and April 2003 dropped by approximately 2.5% when compared with that of the same period of 2002. The average number of passengers per day for the period between 1 May and 22 May 2003 has decreased by approximately 45% when compared with that of May 2002.

The board of directors (the "Board") believes that the outbreak of SARS is the primary reason for the drop in the number of passengers. According to historical figures, the number of passengers was fairly high in May for previous years. This was because tourists in the People's Republic of China would travel to other places in the country during the golden week holiday starting on 1 May, the Labour Day. Due to the impact of SARS, the number of domestic tourists in the People's Republic of China reduced sharply during this year's golden week holiday period.

As the demand for train services of the Company was affected by SARS, the Company had reduced the frequency of train service for certain routes. The Board will closely monitor the impact of SARS on the Company's business, and will implement corresponding measures to minimise the impact of SARS on the Company. According to [Left Double Bracket CHINESE CHARACTERS Right Double Bracket] (Notice Concerning Certain Taxation Measures for Promoting the Prevention and Cure of Atypical Pneumonia of Our Municipality) issued by [CHINESE CHARACTERS] (Shenzhen Bureau of Finance) [CHINESE CHARACTERS](Shenzhen Municipal office of the State Administration of Taxation) and [CHINESE CHARACTERS] (Shenzhen Local Taxation Bureau) on 16 May 2003, the business tax, city construction tax and education sub-charge payable by the Company for the period between 1 May and 30 September 2003 will be reduced by 50% by way of a special preferential tax treatment.

The Board estimates that the persistence of SARS will have a negative impact on the Company's operation and financial position. However, the Board is currently not in a position to assess with certainty the extent of the negative impact on the Company that may result from SARS.

The Board will closely monitor the development of SARS and its impact on the operation and financial position of the Company, and will ensure that further announcement as required under the Listing Rules be made at appropriate times.

                                              By order of the Board
                                          Guangshen Railway Company Limited
                                                  Yao Xiaocong
                                                Company Secretary

Shenzhen, the People's Republic of China, 23 May, 2003

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